Attachment to Forum Funds Services Agreement

List of Funds

Effective December 1, 2019

FUND NAMES	CLASS NAMES
Absolute Capital Opportunities Fund	Institutional Shares
Absolute Convertible Arbitrage Fund	Institutional Shares
Absolute Strategies Fund	Institutional Shares
Auxier Focus Fund	Investor Shares, A Shares, Institutional Shares
Beck, Mack & Oliver Partners Fund
DF Dent Midcap Growth Fund	Investor Shares, Institutional Shares
DF Dent Premier Growth Fund
DF Dent Small Cap Growth Fund	Investor Shares, Institutional Shares
Lisanti Small Cap Growth Fund
LMCG Global MultiCap Fund	Investor Shares, Institutional Shares
LMCG International Small Cap Fund	Investor Shares, Institutional Shares
MAI Managed Volatility Fund	Investor Shares, Institutional Shares
Merk Hard Currency Fund	Investor Shares, Institutional Shares
Monongahela All Cap Value Fund
Payson Total Return Fund
Polaris Global Value Fund
The Beehive Fund